GREEN PIER FINTECH LLC
(SEC I.D. No. 8-70700)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Green Pier Fintech LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Green Pier Fintech LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2025

We have served as the Company's auditor since 2022.


GREEN PIER FINTECH LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Dollars in thousands)


ASSETS

Cash and segregated cash	$	727
Securities owned - at fair value		32,101
Securities owned in fractional shares held by customers		3
Receivables from brokers, dealers and other organizations		259
Other assets		62
Total Assets	$	33,152

LIABILITIES

Payable to Ultimate Parent, net	$	883
Payable to customers		16
Payable to brokers, dealers and other organizations		50
Repurchase obligations for fractional shares held by customers		3
Other payables		5
Total Liabilities		957

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		32,195
Total Liabilities and Member's Equity	$	33,152


The accompanying notes are an integral part of the statement of financial condition.


1. Organization:

Green Pier Fintech LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on various national and regional stock and option exchanges. The Company's customer base includes individual investors and introducing broker-dealers. The Company provides execution and clearance services related to equity securities for retail investors through its internally developed technology platform, which allows customers to access the service through web and mobile applications. The Company engages in securities transactions with broker dealer market makers on an agent or principal basis and facilitates securities transactions for its customers. During 2024, the Company entered into an agreement to begin providing clearing and other services to its affiliated broker-dealer, Digital Brokerage Services LLC ("DBS").

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash and Segregated Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned in the statement of financial condition. Included in cash and segregated cash is $133 in interest bearing deposits segregated to satisfy SEC rules regarding the protection of customer assets (see Note 6).

Receivables from and Payable to Brokers, Dealers and Other Organizations

Receivables from brokers, dealers and other organizations includes amounts receivable for clearing deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The amount of credit exposure is limited as a result of the daily settlement of these receivables. Based on the aging of this balance no reserve for credit loss has been recorded related to this receivable at December 31, 2024.

Payable to brokers, dealers and other organizations includes a $50 deposit for clearing services from the Company's affiliated broker-dealer, DBS.

2. Summary of Significant Accounting Policies, continued:

Securities Owned in Fractional Shares Held by Customers

The Company offers fractional share trading to customers and maintains an inventory of securities held exclusively for the fractional share program. The Company has determined that fractional shares purchased by customers do not meet the criteria for derecognition under the accounting guidance and should therefore be accounted for as secured borrowings with the underlying financial assets pledged to the customer as collateral. These financial assets are included in securities owned in fractional shares held by customers and a corresponding liability is recorded in repurchase obligations for fractional shares held by customers in the statement of financial condition for the obligation to settle the secured borrowing. The fair value option has been elected to subsequently measure these financial assets and liabilities. The fair values of these financial instruments are based on quoted prices in active markets.

Other Assets and Other Payables

Other assets consists of prepaid registration fees and ownership shares of a clearing organization. Other payables consists of amounts due related to state use tax and non-customer cash transactions.

Payable to Customers

Payable to customers includes amounts related to cash transactions. The Company records customer transactions on a settlement date basis, which is generally one business day after trade date. Securities owned by customers are not reflected on the accompanying statement of financial condition.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

3. Securities Owned:

Securities owned – at fair value in the statement of financial condition at December 31, 2024 consists of $32,083 held in a money market fund managed by an affiliate, and $18 in equity securities.

4. Commitments and Contingencies:

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

4. Commitments and Contingencies, continued:

The Company is a member of several exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

5. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets include investments in an affiliated money market fund, equity securities and securities owned in fractional shares held by customers.
- Level 1 liabilities include repurchase obligations for fractional shares held by customers.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2024.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2024.

(Dollars in thousands)

5. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Process and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Money market fund	$ 32,083	$ -	$ -	$ 32,083
Equity securities	18	-	-	18
Total securities owned	32,101	-	-	32,101
Securities owned in fractional shares held by customers	3	-	-	3
Total Assets	$ 32,104	$ -	$ -	$ 32,104
Liabilities:				
Repurchase obligations for fractional shares held by customers	$ 3	$ -	$ -	$ 3
Total Liabilities	$ 3	$ -	$ -	$ 3

During the year ended December 31, 2024, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include receivables and payables which are classified as Level 2 within the fair value hierarchy, while cash and segregated cash is classified as Level 1 in the fair value hierarchy.

6. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2024, the Company had net capital of $31,489 which exceeded its minimum requirement by $31,239.

(Dollars in thousands)

6. Regulatory Requirements, continued:

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash segregated for the exclusive benefit of customers at December 31, 2024. The amount of cash segregated for the exclusive benefit of customers was $78. On January 3, 2025, the Company was not required to make an additional deposit.

The Company is required to compute a reserve computation for the proprietary accounts of introducing broker dealers (“PAB”) in accordance with Rule 15c3-3. As of December 31, 2024, the Company performed a PAB reserve computation, which indicated the Company’s credits exceeded its debits. The amount held in the segregated reserve bank account at December 31, 2024 was $55. On January 3, 2025, the Company was not required to make an additional deposit.

7. Segment Reporting:

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has identified its Chief Executive Officer (“the CEO”), as the CODM. The CEO uses excess net capital (see Note 6) to make operational decisions while maintaining capital adequacy. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, since it provides securities related services within the United States and the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with the Rule. The Company’s statement of financial condition as of December 31, 2024 reflects the single segment total assets and any additional single segment required disclosures.

8. Transactions with Affiliated Companies:

Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. Under a master netting agreement with FMR, the Company may offset assets and liabilities which will ultimately be settled by FMR on behalf of the Company. The Company cash settles the payable to FMR periodically. The payable to FMR was $883 at December 31, 2024 and is included in the net payable to Ultimate Parent in the statement of financial condition.

9. Concentration of Credit Risk:

The Company provides brokerage, clearance and related services to a customer base primarily in the United States, including retail investors. The Company’s exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. Credit risk is limited as the Company only facilitates cash transactions.

10.   Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 21, 2025 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2024.